OMB APPROVAL OMB Number: 3235-0101 Expires: July 31,2023 Estimated average burden hours per response 1.00 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION (e) TELEPHONE NO. AREA CODE 919 NUMBER 328-4400 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker. 1 (a) NAME OF ISSUER (Please type or print) (b> IRS IDENT. NO. I (c) S.E.C. FILE NO. LIQUIDIA TECHNOLOGIES, INC. [LQDA] 20-1926605 0001330436 ZIP code 1 (d) ADDRESS OF ISSUER STREET CITY STATE 419 Davis Drive, Suite 100 Morrisville NC 27560 (b) 2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES RELATIONSHIP TO (c) ADDRESS STREET CITY STATE ZIP CODE ARE TO BE SOLD ISSUER Eshelman Ventures, LLC 10% Stockholder 319 N. 3rd St., Suite 301 Wilmington NC 28401 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a) Title of the Class of Securities To Be Sold (b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities SEC USE ONLY Broker-Dealer File Number (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) (d) Aggregate Market Value (See instr. 3(d)) (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) (g) Name of Each Securities Exchange (See instr. 3(g)) Common Stock C. Harvey Rice UBS Financial Services. Inc. 6100 Fairview Road, 9th Floor Charlotte, NC 28210 30,000 $100,203 11/19/2020 NASDAQ INSTRUCTIONS: 3. (a) Title of the class of securities to be sold 1. (a) Name of issuer (b) Name and address of each broker through whom the securities are intended to be sold (b) Issuer’s I.R.S. Identification Number (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (c) Issuer’s S.E.C. file number, if any (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (d) Issuer’s address, including zip code (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown (e) Issuer’s telephone number, including area code by the most recent report or statement published by the issuer (f) Approximate date on which the securities are to be sold 2. (a) Name of person for whose account the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold (b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) (c) Such person’s address, including zip code Potential persons who are to respond to tne collection 01 information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: Title of the Class Date you Acquired Nature of Acquisition Transaction Name of Person from Whom Acquired (If gift, also give date donor acquired) Amount of Securities Acquired Date of Payment Nature of Payment Common Stock 12/23/19 Private Placement Liquidia Technologies, Inc. 7,210,317 2/27/19 INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds N/A REMARKS: INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as hereby represents by signing this notice that he does not know any material adverse information in regard to to the person for whose account the securities are to be sold but also as to all other persons included the current and prospective operations of the Issuer of the securities to be sold which has not been publicly in that definition. In addition, information shall be given as to sales by all persons whose sales are disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing 10b5-l under the Exchange Act. by signing the form and indicating the date that the plan was adopted or the this notice. instruction given, that person makes such representation as of the plan adoption or instruction date. DATE OF NOTICE (SIGNATURE) DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION. IF RELYING ON RULE 10B5-1 The notice shall be signed by the person for of the notice shall be manually signed.Any copies whose account the securities are to be sold. At least one copy not manually signed shall bear typed or printed signatures. ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001) SEC 1147 (02-08)